Exhibit 99.1

Newater Technology, Inc. Announces Half Year 2020 Unaudited Financial Results

Yantai, China, December 18, 2020 /PRNewswire/ -- Newater Technology, Inc. (NASDAQ: NEWA) (“NEWA”, “we”, “our” or the “Company”), a developer, service provider and manufacturer of membrane filtration products and related hardware and engineered systems that are used in the treatment, recycling and discharge of wastewater, today announced its unaudited financial results for the half-year ended June 30, 2020.

Six Months Ended June 30, 2020 Financial Highlights (all comparisons to the six months ended June 30, 2019 unless noted)

●	Revenues increased by 16.80% from $8.73 million to $10.19 million, which resulted from: 1) Greater sales force allocation into new target markets and existing markets; 2) More project sales were generated for the six months ended June 30, 2020.

●	Cost of revenues increased by 6.13% from $4.50 million to $4.78 million due to the increase of revenues.

●	Gross profit increased by 28.18% to $5.41 million compared to $4.22 million for the same period in 2019, while the gross profit margin was 53.11%, compared to 48.39% for the same period in 2019. The increase was due to higher revenue generated per unit of waste water processed for certain projects related to the treatment of leachate from landfill, where the Company believes it possesses technology advantages in this specific field.

●	Operation expense decreased by 16.79% from $5.45 million to $4.53 million, and the percentage of operation expense compared to revenue decreased from 62.44% to 44.48%.

●	Income from operations increased from loss from operations of $1.23 million to income from operations of $0.88 million, due to the increase in gross margin and decrease in selling, general and administrative expenses.

“2021 will be our year of management efficiency.” commented Mr. Yuebiao Li, the Company’s Chairman and Chief Executive Officer, ” We plan to improve management efficiency and remain committed to research and development of DTRO technology as well as expanding the application of DTRO technology in new markets，we believe we will soon see new revenue streams generating from those markets.”

Operating Results for Six Months Ended June 30, 2020

Revenues

We derive our revenues from (1) sale of products such as reverse osmosis and nano-filtration membrane equipment and wastewater treatment equipment (“product revenues”); (2) sale of wastewater treatment projects (“project revenues”); and (3) providing wastewater treatment services to landfill leachates, briny wastewater from industrial parks and coal mines (“service revenues”). Revenues consist of the invoiced value for the sales, net of value-added tax (“VAT”), business tax, applicable local government levies, rebates, discounts and returns.

For the six months ended June 30, 2020, revenues increased by $1.47 million, or 16.80%, to $10.19 million from $8.73 million for the same period last year. This increase was mainly caused by the increase in project sales.

Our project revenues are recognized when our performance obligation under the terms of a contract with the customer are satisfied and control of the products has been transferred to the customer, which normally occurs (i) when customer-issued formal acceptance is obtained or (ii) the Company has demonstrated the equipment meets the agreed-upon criteria per the contract when formal acceptance is not available.

Our service revenues are recognized as the performance obligations are satisfied over time, because our customers simultaneously receive and consume benefits as the services are provided by us. Specifically, the revenues have been recognized based on the volume of wastewater purified multiplied by negotiated contract billing rates.

Cost of revenues

Cost of revenues consist primarily of (i) materials and equipment costs, (ii) compensation and related overhead expenses for personnel involved in the customization of our products, delivery, installation and maintenance and services, (iii) contractor costs, and (iv) depreciation of equipment used in operations.

Cost of revenues increased by $0.28 million, or 6.13%, to $4.78 million for the six months ended June 30, 2020 from $4.50 million for the same period last year. As a percentage of revenues, cost of revenues was 46.89% for the six months ended June 30, 2020, compared to 51.61% for the same period last year. The increase of cost of revenues was due to the increase of revenues.

Gross profit and gross margin

Gross profit increased slightly by $1.19 million, or 28.18%, to $5.41 million for the six months ended June 30, 2020 from $4.22 million for the same period last year. In addition, gross margin increased to 53.11% for the six months ended June 30, 2020 from 48.39% for the same period last year. The increase in gross margin was due to the facts that: (1) higher revenue generated per unit of waste water processed for certain projects related to the treatment of leachate from landfill, where the Company believes it possesses technology advantages in this specific field; (2) more membrane column products were sold for the six months ended June 30, 2020, which had a higher gross margin.

Selling, general and administrative expenses

Selling, general and administrative expenses (“SG&A”) decreased by $0.91 million, or 16.79%, to $4.53 million for the six months ended June 30, 2020 from $5.45 million for the same period last year. The decrease was partially due to the decrease in R&D expense, travelling expense, business and entertainment expenses.

R&D expenses decreased by 46.78% for the six months ended June 30, 2020 due to decreased R&D investments into coal mine wastewater and municipal wastewater. Research and development expenses accounted for 29.42% of the selling, general and administrative expenses for the six months ended June 30, 2020, compared with 47.98% for the same period of 2019.

Operating income (loss) and operating margin

Income from operations increased by $2.11 million, to an income of $0.88 million for the six months ended June 30, 2020 from loss of $1.23 million for the same period last year. Operating margin was positive 8.63% for the six months ended June 30, 2020, compared to negative 14.04% for the same period last year.

The significant increase in operating income and operating margin mainly resulted from the increase in revenues, the increase in gross margin, and decrease in expenses for the six months ended June 30, 2020.

Income Taxes

Provision for income taxes was $0.26 million for the six months ended June 30, 2020, an increase of $0.20 million, or 343.39%, from $0.06 million for the same period of last year. We were entitled to a preferential enterprise income tax (“EIT”) rate of 15% in 2020 and 2019. The standard enterprise income tax rate in China is 25%.

Net Income (loss)

Net income was $0.65 million for the six months ended June 30, 2020, compared to net loss of 0.98 million for the same period last year. Earnings per basic and diluted share was $0.06 for the six months ended June 30, 2020, compared to a loss per share of $0.09 for the same period last year.

Financial Conditions

As of June 30, 2020, the Company had cash of $9.47 million, compared to $9.94 million at December 31, 2019. Total working capital was $1.25 million as of June 30, 2020, compared to $1.34 million at the end of 2019.

Net cash used in operating activities was $3.92 million for the six months ended June 30, 2020, compared to net cash used in operating activities of $1.10 million for the same period last year. Net cash used in investing activities was $2.83 million for the six months ended June 30, 2020, compared to $1.07 million for the same period last year. Net cash provided by financing activities was $2.47 million for the six months ended June 30, 2020, compared to $0.93 million for the same period of last year.

Recent Developments

In January 2020, the Company and Yantai Caijin Investment Holding Co., Ltd invested an additional RMB 20,000,000 (approximately $2,873,000) and RMB 30,000,000 (approximately $4,310,000), respectively, in Yantai Jincai Environmental Protection Technology Co., Ltd. The equity interest of Yantai Jincai Environmental Protection Technology Co., Ltd owned by the Company remained at 40%.

On May 29, 2020, the Company and Yantaishi Zhengda Urban Construction Progress Co., Ltd. established Yantai Jinyu Eco-Technology Co., Ltd. (“Yantai Jinyu”), an environmental technology development company. The Company holds 40% equity interest in Yantai Jinyu and intends to invest RMB 20,000,000 (approximately $2,798,000) capital in Yantai Jinyu. The investment was not paid as of June 30, 2020.

The outbreak of the COVID-19 pandemic in China starting from the end of 2019 has posed limitations to the Company’s normal operating routine. The Company followed the restrictive measures implemented in China, by suspending onsite operation until February 2020, when the Company started to gradually resume normal operation. The Company has experienced suspension of operations, interruption of supply chains and decline in demand by the Company’s customers. Currently, there are still sporadic new COVID-19 pandemic cases in China, but the overall epidemic situation is under control. Our Company has resumed to normal operations, Due to the high uncertainty of the evolving situation, the Company has limited visibility on the full impact brought upon by the COVID-19 pandemic and the related financial impact cannot be estimated at this time.

About Newater Technology, Inc.

Founded in 2012 and headquartered in Yantai, China, Newater specializes in the development, manufacture and sale of DTRO (Disk Tube Reverse Osmosis) and DTNF (Disk Tube Nano-Filtration) membranes for wastewater treatment, recycling and discharge. Newater provides integrated technical solutions in engineering support and installation, technical advice and water purification services, and other project-related solutions to turn wastewater into valuable clean water. Newater also provides wastewater treatment services, such as landfill leachate treatment and purification services.

The Company’s products can be used across a wide spectrum of industries, including:

●	Reuse of high quality reclaimed water;

●	High-salt and high-polluting wastewater treatment and near zero-liquid discharge;

●	Highly efficient treatment of Landfill leachate; and

●	Utilization of acid or alkali-containing wastewater as resources.

More information about the Company can be found at: www.dtnewa.com.

Notice

Rounding amounts and percentages: Certain amounts and percentages included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. For this reason, certain percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in the financial statements. In addition, certain other amounts that appear in this press release may not sum due to rounding.

Forward-Looking Statements

This press release contains forward-looking statements as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements that are other than statements of historical facts. When the Company uses words such as “may”, “will”, “intend”, “should”, “believe”, “expect”, “anticipate”, “project”, “estimate” or similar expressions that do not relate solely to historical matters, it is making forward-looking statements. Specifically, the Company’s statements regarding: 1) its ability to improve management efficiency; 2) its ability to expand intp new markets and ability to generate revenue therefrom; 3) the continued expansion of its research and development; 4) the impact of COVID-19 on the Company’s business operations, financial condition and operating results; and 5) its continued growth are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties that may cause the actual results to differ materially from the Company’s expectations discussed in the forward-looking statements. These statements are subject to uncertainties and risks including, but not limited to, the following: the Company’s goals and strategies; the Company’s future business development; product and service demand and acceptance; changes in technology; economic conditions; the growth of the water filtration industry in China; reputation and brand; the impact of competition and pricing; government regulations; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing and other risks contained in reports filed by the Company with the Securities and Exchange Commission. For these reasons, among others, investors are cautioned not to place undue reliance upon any forward-looking statements in this press release. Additional factors are discussed in the Company’s filings with the U.S. Securities and Exchange Commission, which are available for review at www.sec.gov. The Company undertakes no obligation to publicly revise these forward-looking statements to reflect events or circumstances that arise after the date hereof.

For more information, please contact:

Company

Zhuo Zhang CFO
Phone: +86 (535) 626-4177
Email: CFO@dtnewa.com

Ning Liu, Senior Manager Phone: +86 (535) 801-2999 Email: office@dtnewa.com

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2020	2019
	(Unaudited)
ASSETS
Current assets
Cash and cash equivalents	$9,467,193	$9,944,765
Restricted cash, current	154,046	4,021,177
Accounts receivable, net	9,485,113	11,293,625
Accounts receivable - related parties, net	4,447,452	2,392,087
Notes receivable	-	360,505
Inventories	22,323,811	13,715,369
Deferred cost of revenue	-	221,737
Advance to suppliers and other current assets, net	13,122,292	4,699,755
Advance to suppliers - related parties	393,325	-
Total current assets	59,393,232	46,649,020

Retentions receivable, non-current	12,662	734,140
Property, plant and equipment, net	22,485,025	24,611,862
Land use rights, net	1,955,035	2,008,096
Operating lease right-of-use assets	124,547	141,016
Deposit on loan agreement	905,464	918,643
Long-term investments	5,683,006	2,997,419
Total assets	$90,558,971	$78,060,196

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and bank acceptance notes to vendors	$6,041,747	$8,099,529
Accounts payable - related parties	2,823,000	5,225,004
Loans due within one year	10,373,418	11,809,449
Loans due within one year - related party	4,757,930	-
Advances from customers	7,853,001	5,522,913
Advances from customers - related parties	22,265,709	7,254,968
Income tax payables	218,512	322,419
Accrued expenses and other payables	3,309,098	6,971,505
Operating lease liabilities, current	64,981	56,852
Deferred income	438,584	43,061
Total current liabilities	58,145,980	45,305,700

Deferred Income, non-current	417,362	43,061
Deferred tax liabilities	284,544	288,687
Operating lease liabilities, non-current	33,699	68,420
Long-term loans, less current portion and unamortized debt issuance costs	429,260	1,377,217
Total non-current liabilities	1,164,865	1,777,385
Total liabilities	59,310,845	47,083,085

Shareholders’ equity
Common shares ($0.001 par value, 200,000,000 shares authorized, 10,809,000 shares issued and outstanding as of June 30, 2020 and December 31, 2019)	10,809	10,809
Additional paid-in capital	26,303,348	26,303,348
Statutory reserves	2,373,849	2,267,219
Retained earnings	4,489,975	3,946,021
Accumulated other comprehensive loss	(1,929,855)	(1,550,286)
Total shareholders’ equity	31,248,126	30,977,111
Total liabilities and shareholders’ equity	$90,558,971	$78,060,196

NEWATER TECHNOLOGY, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

(Unaudited)

	For the Six Months Ended June 30,
	2020	2019

Net revenues	$7,028,849	$4,349,931
Net revenues from related parties	3,163,246	4,376,104
Total revenues	10,192,095	8,726,035
Cost of revenues	4,496,363	4,124,057
Cost of revenues from related parties	282,700	379,014
Total cost of revenues	4,779,063	4,503,071
Gross profit	5,413,032	4,222,964
Operating expenses:
Selling, general and administrative	4,533,523	5,448,482
Total operating expenses	4,533,523	5,448,482
Income (loss) from operations	879,509	(1,225,518)
Interest expense	460,626	497,800
Interest income	(45,890)	(16,488)
Government grants	(497,006)	(844,352)
Other expense (income)	(47,302)	59,554
Loss from equity method investments	101,501	-
Total other income	(28,071)	(303,486)
Net Income (loss) before income tax provisions	907,580	(922,032)
Income tax provision	256,996	57,961
Net Income (loss)	650,584	(979,993)
Other comprehensive income (loss)
Foreign currency translation adjustment	(379,569)	44,469
Total comprehensive income (loss)	$271,015	$(935,524)

Earnings (loss) per share
Basic	$0.06	$(0.09)
Diluted	$0.06	$(0.09)

Weighted average number of common shares outstanding
Basic	10,809,000	10,809,000.00
Diluted	10,809,000	10,809,000.00

NEWATER TECHNOLOGY, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	For the Six Months Ended June 30,
	2020	2019
Cash flows from operating activities
Net income (loss)	$650,584	$(979,993)
Adjustments to reconcile net income to net cash used in operating activities:
Loss from equity method investments	101,501	-
Depreciation and amortization expense	1,028,343	452,175
Deferred income taxes	-	(165,462)
Bad debt expense	(49,059)	-
Amortization of debt issuance costs	92,922	186,616
Noncash lease expense	29,787	-
Loss (gain) on disposal of property, plant and equipment	(14,242)	36,056
Changes in operating assets and liabilities:
Accounts receivable, net	1,703,935	(1,849,692)
Accounts receivable - related parties, net	(2,100,320)	59,155
Notes receivable	357,142	(339,314)
Inventories	(7,860,071)	(3,628,348)
Deferred cost of revenue	219,668	(425,936)
Advances to suppliers and other current assets, net	(8,840,247)	(1,745,404)
Advances to suppliers - related parties	(395,327)	-
Retentions receivable, non-current	714,565	-
Deposit - related party	-	10,319
Accounts payable and bank acceptance notes to vendors	(1,966,468)	1,995,676
Accounts payable - related parties	(2,338,893)	1,917,626
Deferred income	398,157	-
Advances from customers	2,421,585	2,900,143
Advances from customers - related parties	15,191,766	2,070,275
Due to related parties	-	737,039
Deferred income, non-current	376,827	-
Operating lease liabilities	(85,451)	-
Income tax payables	(99,787)	(742,689)
Accrued expenses and other payables	(3,460,645)	(1,587,558)
Net cash used in operating activities	(3,923,728)	(1,099,316)

Cash flows from investing activities
Cash paid for equity method investment	(2,873,522)	-
Purchase of property, plant and equipment	(3,404)	(1,172,508)
Proceeds from sale of property and equipment	42,660	106,625
Net cash used in investing activities	(2,834,266)	(1,065,883)

Cash flows from financing activities
Proceeds from related party	4,951,756	-
Repayment to related party	(193,826)	(4,606)
Deposit on loan agreement	-	(503,939)
Proceeds from loans due within one year	3,972,532	1,196,073
Repayment of loans due within one year	(4,191,687)	(2,600,489)
Proceeds from long-term loans	-	6,376,169
Payment of debt issuance costs	-	(335,938)
Repayment of long-term loans	(2,073,093)	(3,195,888)
Net cash provided by financing activities	2,465,682	931,382

Effect of foreign exchange rate changes on cash, cash equivalents and restricted cash	(52,391)	(51,484)

Net change in cash, cash equivalents and restricted cash	(4,344,703)	(1,285,301)
Cash, cash equivalents and restricted cash, beginning of the period	13,965,942	8,494,983
Cash, cash equivalents and restricted cash, end of the period	$9,621,239	$7,209,682

Supplemental cash flow information
Cash paid for interest	$294,959	$538,764
Cash paid for income taxes	$349,819	$966,113

Non-cash investing and financing activities:
Liabilities assumed in connection with purchase of property, equipment and plant	$140,821	$216,064
Property, plant and equipment transferred from inventories	$989,956	$847,956
Operating expenses paid by related parties	$-	$4,606

Reconciliation of cash, cash equivalents and restricted cash to the consolidated balance sheets
Cash and cash equivalents	$9,467,193	$2,676,097
Restricted cash	154,046	4,533,585
Total cash, cash equivalents and restricted cash	$9,621,239	$7,209,682